January 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Margaret Schwartz

Re:	Amryt Pharma plc
Registration Statement on Form F-1 (File No. 333-251985)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Amryt Pharma plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 11, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Boris Dolgonos at (212) 351-4046.

Sincerely,

AMRYT PHARMA PLC

/s/ Rory P. Nealon
Rory P. Nealon
Chief Financial Officer and
Chief Operating Officer

cc:	Joseph A. Wiley, Amryt Pharma plc
John McEvoy, Amryt Pharma plc
Boris Dolgonos, Gibson, Dunn & Crutcher LLP